Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

September 28, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – Incorporation of a Wholly-owned Subsidiary

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), as amended, we wish to inform that the Board of Directors of the Company at its meeting held today, i.e., September 28, 2023, has approved incorporation of a Wholly-owned Subsidiary of the Company.

The details required under Regulation 30 of the SEBI Listing Regulations, read with SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015, and SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, with respect to the above incorporation of a Wholly-owned Subsidiary is given in Annexure enclosed herewith.

The Board Meeting commenced at 13.30 (IST) and concluded at 14:15 (IST).

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: as above

Annexure

Disclosure under Part A Para A(i) of Schedule III read with Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015

Sl. No	Particulars	Description
1	Name of the target entity, details in brief such as size, turnover etc.

The name of the proposed Wholly-owned Subsidiary (“WOS”) will be as may be approved by the Ministry of Corporate Affairs (“MCA”), Government of India. The necessary update will be given once the WOS is incorporated.

Proposed authorized and paid-up share capital: Rs. 10,00,000/-

Size/Turnover: Not applicable

2	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms-length”	The proposed WOS will be a related party of the Company upon incorporation thereof. Save and except as mentioned above, the promoter/ promoter group/ group companies are not interested in the proposed WOS.
3	Industry to which the entity being acquired belongs	Health and Wellbeing (medical nutrition, specialized nutrition, nutraceuticals, vitamins, minerals, herbals and supplements).
4	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	The proposed WOS will carry on the business related to medical nutrition, specialized nutrition, nutraceuticals, vitamins, minerals, herbals and supplements, and related foods or drugs. The business of the proposed WOS is not outside the main line of business of the Company.
5	Brief details of any governmental or regulatory approvals required for the acquisition	The incorporation of the proposed WOS is subject to the approval of the MCA and other relevant statutory/regulatory authorities as may be applicable.
6	Indicative time period for completion of the acquisition

The incorporation of the proposed WOS will be completed subject to receipt of approvals of the statutory/regulatory authorities as may be applicable.

The necessary update will be given once the WOS is incorporated.

7	Nature of consideration- whether cash consideration or share swap and details of the same	Subscription of shares in the proposed WOS will be by way of cash consideration.
8	Cost of acquisition or the price at which the shares are acquired	The Company will be paying cash consideration to the proposed WOS towards subscription of 100% shareholding.
9	Percentage of shareholding / control acquired and / or number of shares acquired	100%
10	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)	Not Applicable. The WOS is proposed to be incorporated.